SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

DEC 11 2009

Washington, DC
122

[redacted]

09047525

December 4, 2009

contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published December 2, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
December 2, 2009	Press Release	Skanska to construct shopping center in Poland for PLN 153 M, about SEK 385 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

December 2, 2009
10:30 am CET

Skanska to construct shopping center in Poland for PLN 153 M, about SEK 385 M

Skanska has secured an order to construct a shopping center in southeast Poland. The contract value is PLN 153 M, or about SEK 385 M, which will be included in order bookings for the fourth quarter. The customer is Helical Poland, a subsidiary of the UK company Helical Bar plc, which is listed on the London Stock Exchange and specializes in the development of investment in office properties and shopping centers.

The assignment pertains to the new Turawa shopping center in Opole, situated between Wroclaw and Katowice. The site, which will comprise three retail buildings featuring a shared restaurant, has a total floor area of 41,000 sq m.

Skanska's assignment also includes ground works construction of local roads connected to the main highway to Opole.

Work on site will begin this autumn and is scheduled for completion in December 2010.

Skanska Poland, one of the largest construction companies in the Poland, had sales of SEK 7.6 billion in 2008. The company has about 5,700 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.